UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       KANSAS CITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $1.25 PAR VALUE
                         (Title of Class of Securities)

                                   484836-10-1
                                 (CUSIP Number)


                             WILLIAM A. HIRSCH, ESQ.
                              KENDA K. TOMES, ESQ.
                            MORRISON & HECKER L.L.P.
                                 2600 GRAND AVE.
                           KANSAS CITY, MISSOURI 64108
                                 (816) 691-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 27, 1999
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                          check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      W.E.B. INTERESTS LTD.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                         TEXAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,358,340
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                   10.   Shared Dispositive Power
                                    2,358,340

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
                                    2,358,340

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  19.2%
                                                                (See Item 5(b))
14.   Type of Reporting Person
                                                                  PN

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                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      WALTER E. BIXBY, JR. REVOCABLE TRUST DATED JULY 28, 1999, AS AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                       MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,358,340
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                   10.   Shared Dispositive Power
                                    2,358,340

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
                                    2,358,340

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  19.2%
                                                                (See Item 5b))
14.   Type of Reporting Person
                                                                   OO

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                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      ROBERT PHILIP BIXBY

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    383,137
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,714,340
BY EACH REPORTING             9.    Sole Dispositive Power
                                    383,137
PERSON WITH                   10.   Shared Dispositive Power
                                    2,714,340

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
                                    3,097,477

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  25.2%
                                                               (See Item 5(b))
14.   Type of Reporting Person
                                                                    IN

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                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      WALTER E. BIXBY III

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    368,085
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,714,340
BY EACH REPORTING             9.    Sole Dispositive Power
                                    368,085
PERSON WITH                   10.   Shared Dispositive Power
                                    2,714,340

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
                                    3,082,425

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  25.1%
                                                               (See Item 5b))
14.   Type of Reporting Person
                                                                   IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      ANGELINE I. O'CONNOR, F/K/A ANGELINE I. OXLER

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    353,688
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,714,340
BY EACH REPORTING             9.    Sole Dispositive Power
                                    353,688
PERSON WITH                   10.   Shared Dispositive Power
                                    2,714,340

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
                                    3,068,028

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.9%
                                                               (See Item 5(b))
14.   Type of Reporting Person
                                                                   IN

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      This Schedule 13 D is the initial filing with the Securities and Exchange
Commission ("Commission") by W.E.B. Interests Ltd., a Texas partnership, and by the Walter E. Bixby, Jr. Revocable Trust dated July 28, 1999, as amended by the First Amendment of the Declaration of Trust dated August 17, 1999, a Missouri trust. In the manner indicated below, this Schedule 13D also amends and supercedes the Schedule 13D filed by Robert Philip Bixby with the Commission on October 26, 1990, the Schedule 13D filed by Walter E. Bixby III with the Commission on December 27, 1993 and the Schedule 13D filed by Angeline I. O'Connor f/k/a Angeline I. Oxler with the Commission on October 26, 1990. The reporting persons file this Schedule 13D as a group. This is the first Schedule 13D or amendment filed electronically by any of the reporting persons and therefore amends and restates any prior filings.

ITEM 1.     SECURITY AND ISSUER.

      This Schedule 13D, relates to the common stock, $1.25 par value ("Common Stock"), of Kansas City Life Insurance Company, a Missouri legal reserve life insurance corporation (the "Company"), whose principal executive offices are at 3520 Broadway, Kansas City, Missouri, 64111-2565. This Schedule 13D takes into account the Company's 2 for 1 stock split which became effective June 21, 1999.

ITEM 2.     IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by W.E.B. Interests Ltd., a Texas limited partnership (the "Partnership"), the Walter E. Bixby, Jr. Revocable Trust dated July 28, 1999, as amended by the First Amendment of the Declaration of Trust dated August 17, 1999, a Missouri trust (the "Revocable Trust"), Robert Philip Bixby ("Mr. Philip Bixby"), Walter E. Bixby III ("Mr. W.E. Bixby III") and Angeline I. O'Connor, f/k/a Angeline I. Oxler ("Ms. O'Connor").

      The principal business of the Partnership is managing the assets of the Partnership. The principal address of the Partnership is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Partnership has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Partnership been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The principal business of the Revocable Trust is managing the assets of the Revocable Trust. The principal address of the Revocable Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Revocable Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Revocable Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Philip Bixby is an individual whose present primary occupation is as President and Chief Executive Officer of the Company with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. As co-trustee to the Revocable Trust, Mr. Philip Bixby is a managing partner of the Partnership. Mr. Philip Bixby has been a member of the Board of Directors of the Company since
1985. During the last five years, Mr. Philip Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Philip Bixby is a citizen of the United States.

     Mr. W.E. Bixby III is an individual whose present primary occupation is as President of Old American Insurance Company, a Missouri insurance corporation and a wholly-owned subsidiary of the Company, with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. As co-trustee to the Revocable Trust, Mr. W.E. Bixby III is a managing partner of the Partnership. Mr. W.E. Bixby III has been a member of the Board of Directors of the Company since 1996.
During the last five years, Mr. W.E. Bixby III has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. W.E. Bixby III is a citizen of the United States.

      Ms. O'Connor is self employed and she resides at 12501 Granada Lane, Leawood, KS 66209. As co-trustee to the Revocable Trust, Ms O'Connor is a managing partner of the Partnership. During the last five years, Ms. O'Connor has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Ms. O'Connor is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable. The filing of this Schedule 13D was not prompted by the purchase of any Common Stock by any of the reporting persons. See Item 4.

ITEM 4.     PURPOSE OF TRANSACTION.

     On July 29, 1999, for the benefit of his children and grandchildren, Mr. Walter E. Bixby, Jr. contributed 2,358,340 shares of Common Stock to the Revocable Trust. On August 19, 1999, as sole trustee of the Revocable Trust, Mr. Walter E. Bixby, Jr. transferred the 2,358,340 shares of Common Stock owned by the Revocable Trust to the Partnership (the "Partnership Shares"), the general partners of which are the Revocable Trust, Mr. Philip Bixby, Mr. W.E.Bixby III and Ms. O'Conner. As sole trustee of the Revocable Trust and sole managing partner of the Partnership, Mr. Walter E. Bixby, Jr.
shared with the general partners of the Partnership the power to vote, or to direct the vote, and shared with the general partners of the Partnership the power to dispose, or direct the disposition of the Partnership Shares. On September 27, 1999, Mr. Walter E. Bixby, Jr. died resulting in his three children, Mr. Philip Bixby, Mr. W.E. Bixby III and Ms. O'Connor becoming successor co-trustees of the Revocable Trust. When Mr. Philip Bixby, Mr. W.E. Bixby III and Ms. O'Connor became co-trustees of the Revocable Trust, they also became co-managing partners of the Partnership. Pursuant to the terms of the Limited Partnership Agreement of the Partnership (the "Partnership Agreement"), the trustees of the Revocable Trust are the managing partners of the Partnership. Relevant portions of the Partnership Agreement are set forth as Exhibit 2 hereto.

      Except as set forth in this Item 4, none of the Partnership, the Revocable Trust, Mr. Philip Bixby, Mr. W.E. Bixby III nor Ms. O'Connor have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) Taking into account those shares of Common Stock for which the Partnership shares voting and dispositive powers, the aggregate number of shares of Common Stock beneficially owned by the Partnership is 2,358,340, which accounts for 19.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b) herein).

      Taking into account those shares of Common Stock for which the Revocable Trust shares voting and dispositive powers, the aggregate number of shares of Common Stock beneficially owned by the Revocable Trust is 2,358,340, which accounts for 19.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b) herein).

     Taking into account those shares of Common Stock for which Mr. Philip Bixby shares voting and dispositive powers, the aggregate number of shares of Common Stock beneficially owned by Mr. Philip Bixby is 3,097,477, which accounts for 25.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b) herein).

     Taking into account those shares of Common Stock for which Mr. W.E. Bixby III shares voting and dispositive powers, the aggregate number of shares of Common Stock beneficially owned by Mr. W.E. Bixby III is 3,082,425, which accounts for 25.1% of the entire class of shares of Common Stock of the Company. (See Item 5(b) herein).

     Taking into account those shares of Common Stock for which Ms. O'Connor shares voting and dispositive powers, the aggregate number of shares of Common Stock beneficially owned by Ms. O'Connor is 3,068,028, which accounts for 24.9% of the entire class of shares of Common Stock of the Company. (See Item 5(b) herein).

      As of September 27, 1999, the Company has informed the reporting persons that the Company's stock transfer records reflect 12,305,850 shares of Common Stock outstanding.

     (b) The Partnership directly owns and shares with the general partners of the Partnership, the Revocable Trust, Mr. Philip Bixby, Mr. W.E. Bixby III and Ms. O'Connor, and the co-managing partners of the Partnership, Mr. Philip Bixby, Mr. W.E. Bixby III and Ms. O'Connor, the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Partnership Shares.

      As a general partner of the Partnership, the Revocable Trust shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Partnership Shares.

      As co-trustee of the Revocable Trust and co-managing partner and a general partner of the Partnership, Mr. Philip Bixby shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Partnership Shares. As custodian for Blake Bixby, Mr. Philip Bixby has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 6,358 shares of Common Stock. As custodian for J.P. Bixby, Mr. Philip Bixby has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 6,358 shares of Common Stock. As custodian for Chris Oxler, Ms. O'Connor's son, Mr. Philip Bixby has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 4,244 shares of Common Stock. As custodian for Carey Oxler, Ms. O'Connor's daughter, Mr. Philip Bixby has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 4,244 shares of Common Stock. Mr. Philip Bixby directly owns and has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 347,998 shares of Common Stock. As co-trustee with Mr. W.E. Bixby III and Ms. O'Connor of the Walter E. Bixby Descendants Trust, Mr. Philip Bixby shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of 356,000 shares of Common Stock. As a participant in the Company's Employee Stock Option Plan (the "ESOP"), Mr. Philip Bixby has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 529 shares of Common Stock. As a participant in the Company's 401(k) Plan, Mr. Philip Bixby has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 13,406 shares of Common Stock.

     As co-trustee of the Revocable Trust and co-managing partner and a general partner of the Partnership, Mr. W.E. Bixby III shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Partnership Shares. As custodian for Walter E. Bixby, IV, Mr. W.E. Bixby III has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 6,152 shares of Common Stock. As custodian for Adam J. Bixby, Mr. W.E. Bixby III has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 2,380 shares of Common Stock. As custodian for Kai M. Bixby, Mr. W.E. Bixby III has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 2,380 shares of Common Stock. Mr. W.E. Bixby III directly owns and has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 352,008 shares of Common Stock. As co-trustee with Mr. Philip Bixby and Ms. O'Connor of the Walter E. Bixby Descendants Trust, Mr. W.E. Bixby III shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of 356,000 shares of Common Stock. As a participant in the ESOP, Mr. W.E.
Bixby III has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 318 shares of Common Stock. As a participant in the Company's 401(k) Plan, Mr. W.E. Bixby III has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 4847 shares of Common Stock.

      As co-trustee of the Revocable Trust and co-managing partner and a general partner of the Partnership, Ms. O'Connor shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Partnership Shares. Ms. O'Connor directly owns and has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 353,688 shares of Common Stock. As co-trustee with Mr. Philip Bixby and Mr. W.E. Bixby III of the Walter E. Bixby Descendants Trust, Ms. O'Connor shares the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of 356,000 shares of Common Stock.

      (c) Other than the transactions described in this Item 5(a), no transaction in the Common Stock was effected during the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock discussed in this Schedule 13D.

      (e)   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 4 and 5 herein, none of the Partnership, the Revocable Trust, Mr. Philip Bixby, Mr. W.E. Bixby III nor Ms. O'Connor are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the shares of Common Stock. However, the extended Bixby family (including members of the families of Mr. Walter E. Bixby, Jr. and Mr. Joseph R. Bixby, brother of Mr. Watler E. Bixby, Jr.) beneficially owns more than a majority of the outstanding shares of Common Stock and each reporting person shares an expectation that such ownership will continue.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1.    Statement of Joint Filing.

      Exhibit 2. Article III (Management) and the Signature Pages of the Limited Partnership Agreement of W.E.B. Interests Ltd. (the "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

EXHIBIT INDEX
TO SCHEDULE 13D



No.   Description of Exhibit
---   ----------------------

1.    Statement of Joint Filing.

2. Article III (Management) and the Signature Pages of the Limited Partnership Agreement of W.E.B. Interests Ltd. (the "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

                                                                 Schedule 13D
                                                                 Filing
                                                                 October 1, 1999

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    W.E.B. Interests Ltd.


October 1, 1999                     By:    /s/ Walter E. Bixby III
                                         ---------------------------------------
                                    Name:      Walter E. Bixby III
                                         ---------------------------------------
                                    Title:    Co-Managing Partner


                                    Walter E. Bixby, Jr. Revocable Trust dated
                                    July 28, 1999, as amended


October 1, 1999                     By:     /s/ Angeline I. O'Connor
                                         ---------------------------------------
                                    Name:       Angeline I. O'Connor
                                         ---------------------------------------
                                    Title:    Co-Trustee



October 1, 1999                     /s/ Robert Philip Bixby

                                    ___________________________________________
                                    Robert Philip Bixby



October 1, 1999                     /s/ Walter E. Bixby III

                                    ___________________________________________
                                    Walter E. Bixby III



October 1, 1999                     /s/ Angeline I. O'Connor

                                    ___________________________________________
                                    Angeline I. O'Connor